UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adverum Biotechnologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00773U108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773U108

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,345,685

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,345,685

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,685

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00773U108

1	Name of Reporting Person Fonds Biotechnologies Innovantes et Maladies Rares

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,345,685

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,345,685

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,685

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00773U108

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,345,685

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,345,685

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,685

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00773U108

1	Name of Reporting Person Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,345,685

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,345,685

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,685

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00773U108

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,345,685

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,345,685

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,685

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00773U108

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 1,345,685

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 1,345,685

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,685

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.8%

12	Type of Reporting Person (See Instructions) OO

Item 1 (a)	Name of Issuer Adverum Biotechnologies, Inc. (“Adverum”)
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 1035 O’Brien Drive Menlo Park, California 94025

Item 2 (a)

Name of Person Filing:

(i) Bpifrance Participations S.A.

(ii) Fonds Biotechnologies Innovantes et Maladies Rares (“FBIMR”)

(iii) Bpifrance Investissement S.A.S.

(iv) Caisse des Dépôts (“CDC”)

(v) EPIC Bpifrance (“EPIC”)

(vi) Bpifrance S.A.

Item 2 (b)

Address of Principal Business Office:
(i) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(ii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iv) 56, rue de Lille

75007 Paris

France

(v) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(vi) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c)	Citizenship: France
Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2 (e)	CUSIP Number: 00773U108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Bpifrance Participations S.A. is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds. Bpifrance Participations S.A. is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC, a French special public entity (établissement special) and EPIC, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. FBIMR is managed by Bpifrance Investissement S.A.S. a French management company (société de gestion), and Bpifrance Investissement S.A.S. is a wholly-owned subsidiary of Bpifrance Participations S.A. FBIMR is an investment fund subject to French law, whose main purpose is to foster therapeutic projects aiming at providing patients suffering from rare diseases greater access to innovative treatments and encourage the emergence of treatments for frequent pathologies through the therapeutic innovations developed to cure those rare diseases.

On May 11, 2016, Adverum, formerly known as Avalanche Biotechnologies, Inc., completed its acquisition of all of the outstanding shares of Annapurna Therapeutics SAS (the “Acquisition”), in which FBIMR held shares. As a result of and immediately following the consummation of the Acquisition, FBIMR held directly 2,909,950 shares of Common Stock.  Between February 14, 2017 and April 4, 2017, FBIMR sold 269,175 shares of Common Stock and as a result held 2,640,775 shares of Common Stock.  Between May 1, 2017 and October 17, 2017, FBIMR sold 1,295,090 shares of Common Stock and as a result, as of December 31, 2017, held 1,345,685 shares of Common Stock. Neither Bpifrance Investissement S.A.S., Bpifrance S.A., CDC nor EPIC (collectively with FBIMR, the “Reporting Persons”) held any Common Stock directly. Bpifrance Participations S.A. and Bpifrance Investissement S.A.S. may be deemed to be the beneficial owners of the 1,345,685 shares of Common Stock held by FBIMR, indirectly through their ownership and/or management of FBIMR. Bpifrance S.A. may be deemed to be the beneficial owner of 1,345,685 shares of Common Stock, indirectly through its sole ownership of Bpifrance Participations S.A. CDC and EPIC may be deemed to be the beneficial owners of 1,345,685 shares of Common Stock, indirectly through their joint ownership and control of Bpifrance S.A.

Item 5	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018	Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin*
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 12, 2018	Fonds Biotechnologies Innovantes et Maladies Rares

	By:	/s/ Sophie Paquin**
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs (Bpifrance Investissement SAS)

Dated: February 12, 2018	Bpifrance Investissement S.A.S.

	By:	/s/ Sophie Paquin**
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 12, 2018	Caisse des Dépôts

	By:	/s/ Joel Prohin***
	Name:	Joel Prohin
	Title:	Head of Portfolio Management

Dated: February 12, 2018	Epic Bpifrance

	By:	/s/ Sophie Paquin****
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: February 12, 2018	Bpifrance S.A.

	By:	/s/ Boubakar Dione*****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations S.A. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to CGG, and hereby incorporated herein by reference.

** Sophie Paquin is signing on behalf of Bpifrance Investissement S.A.S. by power of attorney previously filed with the Securities and Exchange Commission on February 12, 2018 as Exhibit 2 to Schedule 13G/A filed by Bpifrance Participations related to DBV Technologies S.A., and hereby incorporated herein by reference.

*** Joel Prohin is signing on behalf of Caisse des Dépôts by executive order from the general manager of Caisse des Dépôts previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 1 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.

**** Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G/A filed by Bpifrance Participations related to Orange S.A., and hereby incorporated herein by reference.

***** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D/A filed by Bpifrance Participations related to Constellium N.V., and hereby incorporated herein by reference.